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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

POLYMER GROUP, INC.
(Name of Subject Company (Issuer))

POLYMER GROUP, INC.
(Names of Filing Person (Issuer))

10% CONVERTIBLE SUBORDINATED NOTES
DUE 2007
(Title of Class of Securities)

731745 AJ4
(CUSIP Number of Class of Securities)

Willis C. Moore, III
Chief Financial Officer
Polymer Group, Inc.
4055 Faber Place Drive, Suite 201
North Charleston, South Carolina 29405
(843) 329-5151
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
H. Kurt von Moltke, Esq.
Kirkland & Ellis LLP
Aon Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  Third-party tender offer subject to Rule 14d-1

  ☒
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed on June 4, 2004 including the exhibits thereto (the "Original Schedule TO"), relating to the offer by Polymer Group, Inc., a Delaware corporation ("PGI"), to exchange one share of 16% Series A Convertible Pay-in-kind Preferred Stock, par value $0.01 per share, of PGI for (i) each $1,000 principal amount of currently outstanding 10% Convertible Subordinated Notes due 2007 (CUSIP No. 731745 AJ 4) (the "Convertible Notes") and (ii) each $1,000 principal amount of Convertible Notes issued after the date hereof as payment-in-kind interest payments pursuant to the terms of the indenture governing the Notes.

Item 4.    TERMS OF THE TRANSACTION.

        The information set forth in the sections of the Offering Memorandum titled (i) "Material United States Federal Income Tax Considerations" (as amended in Item 12 below); and "Terms of the Exchange Offer" (as amended in Item 12 below), is incorporated herein be reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(c)(10)	The information set forth in the section of the Offering Memorandum titled "Terms and Conditions of the Exchange Offer"(as amended in Item 12 below), is incorporated herein by reference.

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Exhibit 12.    EXHIBITS.

        Reference is made to the following sections of the offering memorandum filed as exhibit (a)(1)(A) under Item 12:

Recent Developments

        The second paragraph under "Recent Developments" is hereby amended by adding at the end thereof the following language: "MattlinPatterson Global Opportunities Partners L.P. received one share of our 16% Series A Convertible Pay-in-kind Preferred Stock for each $1,000 principal amount of 10% Convertible Subordinated Notes 2007 it tendered together with one share of such preferred stock for each $1,000 of accrued but unpaid interest on such notes (plus one share of preferred stock). In this offering you will receive the same consideration, except that as of the date of issuance of the Exchange Stock (expected to be July 2, 2004) you will not be issued any Exchange Stock for accrued but unpaid interest (which will be $0.27 per Existing Note), rather, the Exchange Stock issued will begin accruing dividends on July 1, 2004.

Terms and Conditions to the Exchange Offer—Conditions to the Exchange Offer

        The first sentence of the last paragraph under this section is hereby removed and replaced with: "The foregoing conditions are for the sole benefit of PGI and may be asserted by PGI regardless of the circumstances giving rise to any such condition and may be waived by PGI, in whole or in part, at any time prior to the Expiration Date, except those relating to governmental or regulatory approvals which may be waived at any time prior to the issuance of any Exchange Stock."

Procedures for Tendering—Expiration Date, Extensions, Amendments

        The language "delay accepting Notes" is hereby deleted.

Procedure for Tendering—Acceptance of Notes and Delivery of Exchange Stock

        The last sentence of the first paragraph under "Procedure for Tendering—Acceptance of Notes and Delivery of Exchange Stock" is deleted and replaced with the following sentence: "PGI will return any tendered Notes not accepted for exchange without expense to the tendering Noteholders promptly following the Expiration Date."

Certain United States Federal Income Tax Considerations

  (i)
  The heading "Certain United States Federal Income Tax Considerations" is deleted and replaced with the heading "Material United States Federal Income Tax Considerations." Consequently, the header "Certain United States Federal Income Tax Considerations" is replaced with "Material United States Federal Income Tax Considerations"

  (ii)
  After giving effect to the amendment set forth in paragraph (i) immediately above, the first sentence under "Material United States Federal Income Tax Considerations" is hereby deleted and replaced with the following sentence: "A summary description of the material United States federal income tax consequences of this offer to the holders of Existing Notes and PGI is provided below."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2004
POLYMER GROUP, INC.

	By:	/s/ WILLIS C. MOORE, III Name: Willis C. Moore, III Title: Chief Financial Officer

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  Item 4. TERMS OF THE TRANSACTION.
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Exhibit 12. EXHIBITS.
SIGNATURE